Exhibit 99.1

Clearmind Medicine Announces Additional Topline Positive Safety Results Reinforcing Favorable Profile of CMND-100 in Ongoing Phase I/IIa Clinical Trial

Vancouver, Canada, Feb. 09, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced additional positive safety topline results from the second cohort of its ongoing FDA-approved Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary non-hallucinogenic MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD).

These further safety data points, emerging following the successful completion of treatment in another six patients of the second cohort, previously announced January 14, 2026, continue to strengthen the encouraging safety and tolerability profile previously established in the first cohort.

The results reinforce no serious adverse events and overall good tolerability, consistent with the favorable results reported from the first cohort, support the rapid progression enabled by the Company’s Data and Safety Monitoring Board’s (DSMB) unanimous approval to advance for the second cohort.

The Phase I/IIa clinical trial is a multinational, multicenter study designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. The second cohort, conducted across leading sites, including Johns Hopkins University, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center, achieved full treatment completion shortly after DSMB clearance, underscoring continued confidence in CMND-100’s safety profile as a potential innovative therapy for AUD.

“These additional topline safety results from the second cohort further validate and reinforce the positive profile we observed in the first cohort,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “With no serious adverse events emerging and strong tolerability maintained, we are continuing to build compelling evidence for CMND-100 as a potentially safe, non-hallucinogenic, not adjunct to psychotherapy, treatment to address the significant unmet needs in alcohol use disorder.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses CMND-100’s safety profile as a potential innovative therapy for alcohol use disorder and how it is continuing to build compelling evidence for CMND-100 as a potentially safe, non-hallucinogenic, not adjunct to psychotherapy, treatment to address the significant unmet needs in alcohol use disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.